Filed by Gores Metropoulos, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Metropoulos, Inc.

Commission File No.: 001-38791

Date: October 6, 2020

LUMINAR INVESTOR PRESENTATION OCTOBER 2020 © 2020 Luminar Technologies, Inc. All Rights Reserved LUMINAR INVESTOR PRESENTATION OCTOBER 2020 © 2020 Luminar Technologies, Inc. All Rights Reserved

DISCLAIMER No Representations and Warranties This presentation of Gores Metropoulos, Inc. (“Gores”) and Luminar Technologies, Inc (“Luminar” or the “Company”) is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instruments of Luminar or Gores or any of their respective affiliates’ securities (as such term is defined under U.S. federal securities laws). This presentation has been prepared to assist interested parties in making their own evaluation with respect to the proposed business combination and for no other purpose. Luminar and Gores assume no obligation to update or keep current the information contained in this presentation, to remove any outdated information or to expressly mark it as being outdated. No securities commission or securities regulatory authority or other regulatory body or authority in the United States or any other jurisdiction has in any way passed upon the merits of, or the accuracy and adequacy of, this presentation. You should not construe the contents of this presentation as legal, accounting, business or tax advice and you should consult your own professional advisors as to the legal, accounting, business, tax, financial and other matters contained herein. No representation or warranty, express or implied, is or will be given by Gores nor Luminar nor any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this presentation (including as to the accuracy or reasonableness of statements, estimates, targets, projections, assumptions or judgments) or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction. Accordingly, none of Gores and Luminar or any of their respective affiliates, directors, officers, employees, or advisers or any other person shall be liable for any direct, indirect, or consequential loss or damages suffered by any person as a result of relying on any statement in or omission from this presentation and any such liability is expressly disclaimed. Certain information contained herein has been derived from sources prepared by third parties. While such information is believed to be reliable for the purposes used herein, none of Gores’, Luminar’s, their respective affiliates, nor Gores’, Luminar’s or their respective affiliates' directors, officers, employees, members, partners, stockholders, or agents makes any representation or warranty with respect to the accuracy of such information. This presentation is not an expression of Gores’ interest in Luminar and does not constitute an offer or agreement to acquire Luminar; it being understood that the terms of any such acquisition would be set forth in definitive documents in form and substance satisfactory to the parties and executed by them. Forward-Looking Statements This presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “future,” “growth,” “opportunity,” “well-positioned,” forecast, intend, seek, target, “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include, but are not limited to, projected financial information, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share and statements regarding the proposed relationship between Luminar and Volvo and the implications of those arrangements and related agreements on Luminar’s business and results of operations. Such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Gores, Luminar or the combined company after completion of any proposed business combination are based on current expectations that are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of Gores’ and Luminar's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; costs related to the proposed business combination; changes in applicable laws or regulations; the inability to successfully retain or recruit officers, key employees or directors following the proposed business combination; effects of Gores' public securities' liquidity and trading; the market's reaction to the proposed business combination; the lack of a market for Gores' securities; Gores' and Luminar's financial performance following the proposed business combination; the possibility that Luminar or Gores may be adversely affected by other economic, business, and/or competitive factors, including the level of demand and financial performance of the autonomous vehicle industry and market adoption of lidar; the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the proposed business combination or the expected benefits of the proposed business combination; the risk that the approval of the stockholders of Gores or Luminar is not obtained; risks related to Luminar's relationship with Volvo, and the related timing of production schedules and other key milestones; the amount of redemption requests made by Gores’ public stockholders; the inability of Luminar to adequately protect or enforce its intellectual property rights or prevent unauthorized parties from copying or reverse engineering its solutions which efforts to protect and enforce Luminar’s intellectual property rights and prevent third parties from violating its rights may be costly; any legal and/or regulatory proceedings and commercial or contractual disputes in which Luminar may become involved, which could have an adverse effect on its profitability; changes in the price of key materials and disruptions in supply chains for these materials; the impact of the global COVID-19 pandemic; and other risks and uncertainties indicated from time to time in the final prospectus of Gores filed on February 1, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, in each case, under “Risk Factors,”, and other documents filed or to be filed with the Securities and Exchange Commission (the “SEC”) by Gores. There may be additional risks that neither Gores nor Luminar presently know or that Gores and Luminar currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You are cautioned not to place undue reliance upon any forward-looking statements, including the projections, which speak only as of the date made. Neither Gores nor Luminar undertake any commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, forward-looking statements, including any projections or analysis, should not be viewed as factual and should not be relied upon as an accurate prediction of future results. The forward-looking statements contained in this presentation are based on our current expectations and beliefs concerning future developments and their potential effects on Gores and Luminar. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements. 2DISCLAIMER No Representations and Warranties This presentation of Gores Metropoulos, Inc. (“Gores”) and Luminar Technologies, Inc (“Luminar” or the “Company”) is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instruments of Luminar or Gores or any of their respective affiliates’ securities (as such term is defined under U.S. federal securities laws). This presentation has been prepared to assist interested parties in making their own evaluation with respect to the proposed business combination and for no other purpose. Luminar and Gores assume no obligation to update or keep current the information contained in this presentation, to remove any outdated information or to expressly mark it as being outdated. No securities commission or securities regulatory authority or other regulatory body or authority in the United States or any other jurisdiction has in any way passed upon the merits of, or the accuracy and adequacy of, this presentation. You should not construe the contents of this presentation as legal, accounting, business or tax advice and you should consult your own professional advisors as to the legal, accounting, business, tax, financial and other matters contained herein. No representation or warranty, express or implied, is or will be given by Gores nor Luminar nor any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this presentation (including as to the accuracy or reasonableness of statements, estimates, targets, projections, assumptions or judgments) or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction. Accordingly, none of Gores and Luminar or any of their respective affiliates, directors, officers, employees, or advisers or any other person shall be liable for any direct, indirect, or consequential loss or damages suffered by any person as a result of relying on any statement in or omission from this presentation and any such liability is expressly disclaimed. Certain information contained herein has been derived from sources prepared by third parties. While such information is believed to be reliable for the purposes used herein, none of Gores’, Luminar’s, their respective affiliates, nor Gores’, Luminar’s or their respective affiliates' directors, officers, employees, members, partners, stockholders, or agents makes any representation or warranty with respect to the accuracy of such information. This presentation is not an expression of Gores’ interest in Luminar and does not constitute an offer or agreement to acquire Luminar; it being understood that the terms of any such acquisition would be set forth in definitive documents in form and substance satisfactory to the parties and executed by them. Forward-Looking Statements This presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “future,” “growth,” “opportunity,” “well-positioned,” forecast, intend, seek, target, “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include, but are not limited to, projected financial information, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share and statements regarding the proposed relationship between Luminar and Volvo and the implications of those arrangements and related agreements on Luminar’s business and results of operations. Such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Gores, Luminar or the combined company after completion of any proposed business combination are based on current expectations that are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of Gores’ and Luminar's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; costs related to the proposed business combination; changes in applicable laws or regulations; the inability to successfully retain or recruit officers, key employees or directors following the proposed business combination; effects of Gores' public securities' liquidity and trading; the market's reaction to the proposed business combination; the lack of a market for Gores' securities; Gores' and Luminar's financial performance following the proposed business combination; the possibility that Luminar or Gores may be adversely affected by other economic, business, and/or competitive factors, including the level of demand and financial performance of the autonomous vehicle industry and market adoption of lidar; the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the proposed business combination or the expected benefits of the proposed business combination; the risk that the approval of the stockholders of Gores or Luminar is not obtained; risks related to Luminar's relationship with Volvo, and the related timing of production schedules and other key milestones; the amount of redemption requests made by Gores’ public stockholders; the inability of Luminar to adequately protect or enforce its intellectual property rights or prevent unauthorized parties from copying or reverse engineering its solutions which efforts to protect and enforce Luminar’s intellectual property rights and prevent third parties from violating its rights may be costly; any legal and/or regulatory proceedings and commercial or contractual disputes in which Luminar may become involved, which could have an adverse effect on its profitability; changes in the price of key materials and disruptions in supply chains for these materials; the impact of the global COVID-19 pandemic; and other risks and uncertainties indicated from time to time in the final prospectus of Gores filed on February 1, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, in each case, under “Risk Factors,”, and other documents filed or to be filed with the Securities and Exchange Commission (the “SEC”) by Gores. There may be additional risks that neither Gores nor Luminar presently know or that Gores and Luminar currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You are cautioned not to place undue reliance upon any forward-looking statements, including the projections, which speak only as of the date made. Neither Gores nor Luminar undertake any commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, forward-looking statements, including any projections or analysis, should not be viewed as factual and should not be relied upon as an accurate prediction of future results. The forward-looking statements contained in this presentation are based on our current expectations and beliefs concerning future developments and their potential effects on Gores and Luminar. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements. 2

DISCLAIMER Use of Projections This presentation contains financial forecasts with respect to certain financial measurements of Luminar, including, but not limited to Luminar’s projected Revenue, Free Cash Flow and Adjusted EBITDA for Luminar’s fiscal years 2020 through 2025. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. Neither Gores’ independent auditors, nor the independent registered public accounting firm of Luminar, audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projections should not be relied upon as being necessarily indicative of future results. Neither Gores nor Luminar undertakes any commitment to update or revise the projections, whether as a result of new information, future events or otherwise. In this presentation, certain of the above-mentioned projected information has been repeated (in each case, with an indication that the information is an estimate and is subject to the qualifications presented herein), for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” paragraph above. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Gores or Luminar or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Industry and Market Data In this presentation, Gores and Luminar rely on and refer to information and statistics regarding the sectors in which Luminar competes and other industry data. Gores and Luminar obtained this information and statistics from third-party sources, including reports by market research firms. Although Gores and Luminar believe these sources are reliable, they have not independently verified the information and do not guarantee its accuracy and completeness. Gores and Luminar have supplemented this information where necessary with information from discussions with Luminar customers and Luminar’s own internal estimates, taking into account publicly available information about other industry participants and Luminar’s management’s best view as to information that is not publicly available. Use of Non-GAAP Financial Measures The financial information and data contained in this presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement/prospectus to be filed by Gores with the SEC. This presentation includes non-GAAP financial measures, including earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Free Cash Flow (“FCF”). Free Cash Flow is defined as EBITDA less capital expenditures (including patent acquisitions) less changes in net working capital less net interest expense less taxes (including the benefit of existing and future net operating losses). Gores and Luminar believe that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Luminar’s financial condition and results of operations. Luminar’s management uses these non-GAAP measures to compare Luminar’s performance to that of prior periods for trend analyses and for budgeting and planning purposes. These measures are used in monthly financial reports prepared for management and Luminar’s board of directors. Gores and Luminar believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. Management of Luminar does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Luminar's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by Luminar’s management about which expenses and income are excluded or included in determining these non-GAAP measures. Other companies may calculate non-GAAP measures differently, and therefore the non-GAAP measures of Luminar included in this presentation may not be directly comparable to similarly titled measures of other companies. Additional Information about the Transactions and Where to Find It Gores has filed a registration statement on Form S-4 with the SEC (the “Registration Statement”) that includes a preliminary proxy statement, consent solicitation statement and prospectus with respect to Gores’ securities to be issued in connection with the proposed transactions contemplated by that certain Agreement and Plan of Merger by and among Gores, Dawn Merger Sub, Inc., Dawn Merger Sub II, LLC and Luminar (the “Merger Agreement”) that also constitutes a preliminary prospectus of Gores and will mail a definitive proxy statement/consent solicitation statement/prospectus and other relevant documents to its stockholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/consent solicitation statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the proposed transactions contemplated by the Merger Agreement and the other matters to be voted upon at a meeting of Gores’ stockholders to be held to approve the proposed transactions contemplated by the Merger Agreement and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Gores stockholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/consent solicitation statement/prospectus, as well as any amendments or supplements thereto, because they contain or will contain important information about the proposed transactions. When available, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to Gores stockholders as of a record date to be established for voting on the proposed transactions contemplated by the Merger Agreement and the other matters to be voted upon at the Special Meeting. Gores stockholders will also be able to obtain copies of the definitive proxy statement/consent solicitation statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Gores Metropoulos, Inc., 9800 Wilshire Boulevard, Beverly Hills, CA 90212, attention: Jennifer Kwon Chou (email: jchou@gores.com). No Offer or Solicitation This presentation is for informational purposes only and shall not constitute an offer to sell, the solicitation of an offer to buy any securities or a solicitation of any vote in any jurisdiction pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participants in the Solicitation Luminar and Gores and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed business combination. Gores stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of Gores in Gores Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 13, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Gores’ stockholders in connection with the proposed business combination will be included in the proxy statement/prospectus Gores intends to file with the SEC. Trademarks and Trade Names Gores and Luminar own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended in, and does not imply, a relationship with Gores or Luminar, or an endorsement or sponsorship by or of Gores or Luminar. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Gores or Luminar will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor in these trademarks, service marks and trade names. Many statements and the case studies contained herein relate to (i) The Gores Group, LLC ( The Gores Group ), certain of its affiliated funds or Gores Holdings, Inc. ( Gores Holdings ), Gores Holdings II, Inc. ( Gores Holdings II ) or Gores Holdings III, Inc. ( Gores Holdings III ) or (ii) Dean Metropoulos or businesses affiliated with him or his affiliates. An investment in Gores Metropoulos, Inc. is not an investment in The Gores Group, its affiliated funds, Gores Holdings I, Gores Holdings II or Gores Holdings III or Dean Metropoulos or businesses affiliated with him or his affiliates. The historical results of The Gores Group, its affiliated funds, Gores Holdings I, Gores Holdings II or Gores Holdings III or Dean Metropoulos or businesses affiliated with him or his affiliates are not necessarily indicative of the future performance of Gores Metropoulos, Inc. 3DISCLAIMER Use of Projections This presentation contains financial forecasts with respect to certain financial measurements of Luminar, including, but not limited to Luminar’s projected Revenue, Free Cash Flow and Adjusted EBITDA for Luminar’s fiscal years 2020 through 2025. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. Neither Gores’ independent auditors, nor the independent registered public accounting firm of Luminar, audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projections should not be relied upon as being necessarily indicative of future results. Neither Gores nor Luminar undertakes any commitment to update or revise the projections, whether as a result of new information, future events or otherwise. In this presentation, certain of the above-mentioned projected information has been repeated (in each case, with an indication that the information is an estimate and is subject to the qualifications presented herein), for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” paragraph above. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Gores or Luminar or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Industry and Market Data In this presentation, Gores and Luminar rely on and refer to information and statistics regarding the sectors in which Luminar competes and other industry data. Gores and Luminar obtained this information and statistics from third-party sources, including reports by market research firms. Although Gores and Luminar believe these sources are reliable, they have not independently verified the information and do not guarantee its accuracy and completeness. Gores and Luminar have supplemented this information where necessary with information from discussions with Luminar customers and Luminar’s own internal estimates, taking into account publicly available information about other industry participants and Luminar’s management’s best view as to information that is not publicly available. Use of Non-GAAP Financial Measures The financial information and data contained in this presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement/prospectus to be filed by Gores with the SEC. This presentation includes non-GAAP financial measures, including earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Free Cash Flow (“FCF”). Free Cash Flow is defined as EBITDA less capital expenditures (including patent acquisitions) less changes in net working capital less net interest expense less taxes (including the benefit of existing and future net operating losses). Gores and Luminar believe that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Luminar’s financial condition and results of operations. Luminar’s management uses these non-GAAP measures to compare Luminar’s performance to that of prior periods for trend analyses and for budgeting and planning purposes. These measures are used in monthly financial reports prepared for management and Luminar’s board of directors. Gores and Luminar believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. Management of Luminar does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Luminar's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by Luminar’s management about which expenses and income are excluded or included in determining these non-GAAP measures. Other companies may calculate non-GAAP measures differently, and therefore the non-GAAP measures of Luminar included in this presentation may not be directly comparable to similarly titled measures of other companies. Additional Information about the Transactions and Where to Find It Gores has filed a registration statement on Form S-4 with the SEC (the “Registration Statement”) that includes a preliminary proxy statement, consent solicitation statement and prospectus with respect to Gores’ securities to be issued in connection with the proposed transactions contemplated by that certain Agreement and Plan of Merger by and among Gores, Dawn Merger Sub, Inc., Dawn Merger Sub II, LLC and Luminar (the “Merger Agreement”) that also constitutes a preliminary prospectus of Gores and will mail a definitive proxy statement/consent solicitation statement/prospectus and other relevant documents to its stockholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/consent solicitation statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the proposed transactions contemplated by the Merger Agreement and the other matters to be voted upon at a meeting of Gores’ stockholders to be held to approve the proposed transactions contemplated by the Merger Agreement and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Gores stockholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/consent solicitation statement/prospectus, as well as any amendments or supplements thereto, because they contain or will contain important information about the proposed transactions. When available, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to Gores stockholders as of a record date to be established for voting on the proposed transactions contemplated by the Merger Agreement and the other matters to be voted upon at the Special Meeting. Gores stockholders will also be able to obtain copies of the definitive proxy statement/consent solicitation statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Gores Metropoulos, Inc., 9800 Wilshire Boulevard, Beverly Hills, CA 90212, attention: Jennifer Kwon Chou (email: jchou@gores.com). No Offer or Solicitation This presentation is for informational purposes only and shall not constitute an offer to sell, the solicitation of an offer to buy any securities or a solicitation of any vote in any jurisdiction pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participants in the Solicitation Luminar and Gores and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed business combination. Gores stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of Gores in Gores Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 13, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Gores’ stockholders in connection with the proposed business combination will be included in the proxy statement/prospectus Gores intends to file with the SEC. Trademarks and Trade Names Gores and Luminar own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended in, and does not imply, a relationship with Gores or Luminar, or an endorsement or sponsorship by or of Gores or Luminar. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Gores or Luminar will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor in these trademarks, service marks and trade names. Many statements and the case studies contained herein relate to (i) The Gores Group, LLC ( The Gores Group ), certain of its affiliated funds or Gores Holdings, Inc. ( Gores Holdings ), Gores Holdings II, Inc. ( Gores Holdings II ) or Gores Holdings III, Inc. ( Gores Holdings III ) or (ii) Dean Metropoulos or businesses affiliated with him or his affiliates. An investment in Gores Metropoulos, Inc. is not an investment in The Gores Group, its affiliated funds, Gores Holdings I, Gores Holdings II or Gores Holdings III or Dean Metropoulos or businesses affiliated with him or his affiliates. The historical results of The Gores Group, its affiliated funds, Gores Holdings I, Gores Holdings II or Gores Holdings III or Dean Metropoulos or businesses affiliated with him or his affiliates are not necessarily indicative of the future performance of Gores Metropoulos, Inc. 3

THE LUMINAR TEAM



Austin Russell, ***Founder & CEO***

LUMINAR

- Founded Luminar in 2012 at the age of 16. Was an independent researcher at the Beckman Laser Institute
- In 2013, awarded the prestigious Thiel Fellowship & dropped out of Stanford to focus on Luminar full-time
- By 2018, named to Forbes 30 under 30 and MIT 35 under 35



Tom Fennimore, ***CFO***

LUMINAR

- Spent 17 years at Goldman Sachs across various sectors including ECM and M&A before being appointed Global Head of Automotive
- Subsequently moved to Jefferies as Co-Head of Industrials and Global Head of Auto Investment Banking
- B.S. in Mathematics and Engineering



Alec Gores, ***Sponsor, Incoming Director***

GORES METROPOULOS

- Founder, Chairman and Chief Executive Officer of The Gores Group
- 35+ years of experience as an entrepreneur, operator and private equity investor
- Has invested in 100+ portfolio companies through varying macroeconomic environments
- Raised six SPACs to date (totaling $2.5+ billion before PIPE commitments)



Jason Eichenholz, PhD

CTO & Co-Founder

Optics Industry Executive
Ocean Optics CTO



Scott Faris

Chief Business Officer

Optics Industry Executive
4-time Startup CEO / COO



Jason Wojack

Engineering

Volume HW Development Expert
VP of Engineering @ Motorola



Christoph Schroeder, PhD

Software

Autonomous Industry Leader
VP Autonomy @ Mercedes



Aaron Jefferson

Product

Auto / ADAS Product Leader
VP Product Strategy @ ZF



Nicole Phelan

Marcom & Chief of Staff

AV Industry Comms Leader
VP, LaunchSquad



Anthony Cooke

Acting General Counsel

Chief Counsel @ NHTSA



Marc Losiewicz

Business Development

Auto / ADAS Biz Dev Leader
VP ADAS & Global Safety @ ZF

4

GORES METROPOULOS OVERVIEW

GORES METROPOULOS

Proven SPAC Track Record

- 3 completed transactions totaling over $6 billion of enterprise value with $2.1 billion in new cash equity delivered
- 6 SPACs raised to date, totaling over $2.5 billion (prior to PIPE commitments)

Alignment with Key Stakeholders

- Selling shareholders: compelling valuations and upside potential from rollover shares and earnout
- Investors: attractive entry valuation with long-term return potential
- Over $200 million of capital committed from Gores Sponsor in prior deals

Proceeds Certainty and Trading Performance

- Virtually zero redemptions across three completed deals
- Hostess, Verra, and PAE, respectively, provided 104%, 66% and 26% returns to IPO investors within one year of close[1]

An Attractive Opportunity for Prospective Targets

- Significant experience ensures seamless transaction from upfront diligence through transaction close
- Proven record of providing expedited access to liquidity, capital and value creation

PREMIER SPAC TRACK RECORD

	Gores Holdings	Gores Holdings II	Gores Holdings III
	$375 million debut SPAC	$400 million 2nd SPAC	$400 million 3rd SPAC
	Hostess	Verra Mobility	PAE
Transaction Close	October 2016	October 2018	February 2020
Enterprise Value	$2.3 billion	$2.4 billion	$1.5 billion
Proceeds Delivered	$725 million	$800 million	$620 million
Redemption Rate	0%	<1%	0%
One Year IPO Investor Return[1]	104%	66%	26%

Note: Gores Metropoulos is a separate entity from The Gores Group and Dean Metropoulos or businesses affiliated with him or his affiliates. The Gores Group and Dean Metropoulos or businesses affiliated with him or his affiliates make no representations of the information contained within, nor should this information be considered if making an investment decision with regard to The Gores Group and its affiliated funds/family office operations and/or Dean Metropoulos or businesses affiliated with him or his affiliates.

[1] Represents maximum unit return based on IPO buy-in price of $10.00 per share. Note that PAE transaction closed in February 2020.

5

COMPANY OVERVIEWCOMPANY OVERVIEW

ESTABLISHED FOUNDATION FOR RAPID GROWTH

Product



Proof of Concept



First Point Cloud



Produced First Fully Custom Chip



Emerged from Stealth: Public Unveiling of lidar



Launched lidar for Test & Dev Fleets



Introduced Iris for Series Production



Launched Hydra Perception Stack

2012/2013	2014/2015	2016	2017	2018	2019	2020

Business

Founded by Austin Russell

Acquired Open Photonics

Acquired Black Forest Engineering

Toyota Research Partnership Revealed



Expanded Advanced Manufacturing, Accelerated SW Dev



First Series Production Win

50th Partner Signed



PARTNERSHIPS

4 in 2017

50 in 2020

SELECT INVESTORS

Van Tuyl Companies

Peter Thiel

Crescent Cove

Volvo

Nick & Jill Woodman

Moore Strategic Ventures, LLC

1517

G2VP

Corning

Canvas Ventures

The Westly Group

Cornes

350+ TEAM ACROSS A GLOBAL FOOTPRINT



PALO ALTO, CA
Operations, Software

ORLANDO, FL
Hardware Engineering, R&D, Manufacturing

COLORADO SPRINGS, CO
Chip Design

WASHINGTON, DC
Government Affairs

DETROIT, MI
BD, Program Support

GERMANY
Autonomy Software, Customer Integration

SWEDEN
Business Development, Program Support

ISRAEL
Business Development, Program Support

JAPAN
Business Development, Program Support

7

INVESTMENT HIGHLIGHTS

Large and Rapidly Growing TAM[1]
- <$5B today, projected to grow to ~$150B in 2030E
- Near-term focus on passenger and commercial vehicle autonomy on highways + ADAS applications

Breakthrough Technology Built From Scratch
- Differentiated lidar architecture and component-level innovation built from the chip-level up
- 94 patents issued/allowed + 80 applications pending[2]

Scaling the World's First Auto-Grade Autonomous Technology
- Only lidar meeting OEM specs to safely enable highway autonomy for series production
- Robust scalable architecture designed for passenger and commercial production vehicles

Deeply Integrated Hardware/Software Solution
- Proprietary software purpose built to unlock full Luminar lidar capabilities
- Jointly building full-stack highway autonomy and proactive safety products

Awarded Industry's First Series Production Contract for Autonomy by Volvo
- Luminar hardware and software powering Volvo's next-gen consumer vehicle platform, starting in 2022E
- Partnering with global leader in automotive safety

Partnered with Leading Global Automakers
- 50 OEM and other commercial/strategic partners, including 7 of the of world's top 10 automakers
- Product integration into customers' development vehicles leads to "sticky" relationships

Compelling Growth, Margin, and Cash Flow Profile
- Robust customer base and visibility to series production enables rapid expansion of backlog
- High shareholder return potential from scalability, integrated HW + SW products and low capital intensity

Deep Bench of Industry Leaders
- Visionary leadership with track record of innovation and execution in the auto industry

[1] Includes lidar plus AV and ADAS software; Source: Luminar estimates incorporating data from IHS Markit, LMC Automotive, Company Filings, and Wall Street equity research.
[2] Source: United States Patent and Trademark Office. Data as of 9/1/20.


OUR VISION IS TO MAKE AUTONOMOUS TRANSPORTATION SAFE AND UBIQUITOUS

8

INTEGRATED AUTONOMOUS & SAFETY SOLUTION

The world's first autonomous solution for series production

ACROSS ALL VERTICALS



PASSENGER VEHICLE	TRUCKING	ROBO-TAXI
1-3 lidar configuration	*1-3 lidar configuration*	*4 lidar configuration*



VOLVO TORC/DAIMLER TOYOTA RESEARCH INSTITUTE

Developing turn-key highway autonomy and proactive safety solutions for passenger vehicles and trucks

Proprietary software purpose built to unlock full lidar capabilities

Only commercially viable long-range lidar for automotive applications



DECISION MAKING AND PATH PLANNING SOFTWARE
PERCEPTION SOFTWARE
Detection & Classification
Object Tracking
LIDAR
IRIS

9

ENABLING AUTONOMY AND ENHANCING ADAS

ADAS[1]

Human Supervision Required

L0

ACTIVE SAFETY

Basic Automatic Emergency Braking (AEB), Blind Spot Detection

Most OEMs

L1/2

DRIVER ASSIST

Adaptive Cruise Control + Lane Keep Assist, simultaneously

TESLA

MADE POSSIBLE WITH CAMERAS AND RADAR, **ENHANCED** BY **LUMINAR**

AUTONOMOUS DRIVING

No Human Supervision

L3/4

HIGHWAY AUTONOMY

Driver-out-of-the-loop autonomy on highways

L4/5

URBAN/FULL AUTONOMY

Full autonomy on urban, suburban, and highway environments

WAYMO

ENABLED BY LONG-RANGE, HIGH-PERFORMANCE **LUMINAR LIDAR**

Safety[2]		
1.35 Million	50 Million	~95%
deaths per year	injuries per year	from human error

Time / Value[3]	
52 minutes	~$800 Billion
average time Americans spend commuting per day	US trucking revenue

Value[4]
~3x Improvement
in cost per mile

Source: SAE J3016™: Taxonomy and Definitions for Terms Related to On-Road Motor Vehicle Automated Driving Systems.
[1] Advanced Driver-Assistance Systems.
[2] Source: World Health Organization, National Highway Traffic Safety Administration, US Census Bureau.
[3] Source: US Census Bureau, American Trucking Associations.
[4] Source: Wall Street research.

10

ENABLING AUTONOMY AND ENHANCING ADAS

ADAS[1]

Human Supervision Required

L0

Basic Automatic Emergency Braking, Blind Spot Detection

L1/2

Adaptive Cruise Control + Lane Keep Assist, simultaneously

LUMINAR

PROACTIVE SAFETY

MADE POSSIBLE WITH CAMERAS AND RADAR, **ENHANCED** BY **LUMINAR**

Safety Value Add

- Substantially Improved AEB
- Also enables Automatic Emergency Steering
- Insurance Opportunity
- Reliable ACC
- Reliable Lane Keep Assist

AUTONOMOUS DRIVING

No Human Supervision

L3/4

Driver-out-of-the-loop autonomy on highways

L4/5

URBAN/FULL AUTONOMY

Full autonomy on urban, suburban, and highway environments

LUMINAR

HIGHWAY AUTONOMY

ENABLED BY LONG-RANGE, HIGH-PERFORMANCE **LUMINAR LIDAR**

Enabling Autonomy

- Eyes-off functionality gives time back to the driver
- Improved safety with small object detection, free space
- Increased availability in low light and inclement weather
- Long range, high speed performance

11

THE ROLE OF SENSORS IN AUTONOMY

Neither camera nor camera fused with radar offer high confidence 3D perception. Lack of confidence leads to:

- Limited and inconsistent safety performance
- The requirement for human supervision

High resolution, long range lidar sensing adds the detection, classification, and range measurement confidence to unlock highway autonomy and reliable and consistent safety functionality


Resolution & Range
Precise (3D) Location
Performance in Weather
Color (RBG)
Camera
Radar
Traditional Lidar
Luminar Lidar

(1) Oct. 2019, Automated Emergency Braking with pedestrian detection, American Automobile Association, Inc.

12

LARGE TAM WITH SIGNIFICANT EXPECTED LONG-TERM GROWTH GLOBAL NEW VEHICLE MARKET (UNITS IN M) LUMINAR TAM ($B) L4/L5 FULL/URBAN AUTONOMY >$500 130 L3/L4 HIGHWAY AUTONOMY L2 ADAS 22 70 2 73 14 ~$150 53 35 8 $4 2020 2030 2040 2020 2030 2040 13 Source: Luminar estimates incorporating data from IHS Markit, LMC Automotive, Company Filings, and Wall Street equity researchLARGE TAM WITH SIGNIFICANT EXPECTED LONG-TERM GROWTH GLOBAL NEW VEHICLE MARKET (UNITS IN M) LUMINAR TAM ($B) L4/L5 FULL/URBAN AUTONOMY >$500 130 L3/L4 HIGHWAY AUTONOMY L2 ADAS 22 70 2 73 14 ~$150 53 35 8 $4 2020 2030 2040 2020 2030 2040 13 Source: Luminar estimates incorporating data from IHS Markit, LMC Automotive, Company Filings, and Wall Street equity research

LANDMARK AUTOMOTIVE PRODUCTION WIN WITH VOLVO Volvo, a global leader in automotive safety, is setting new safety and technology standards by partnering with Luminar to enable its first fully self-driving technology for 2022E START OF PRODUCTION highways in next-generation production vehicles Leveraging Luminar’s hardware and software for series production also paves the way for future active safety developments Flagship customer de-risks industrialization, enables economies of scale, and accelerates widespread adoption POWER OF DATA INDUSTRIALIZATION Completed Volvo’s Collecting data for continuous software Validates technology and de-risks industrialization comprehensive RFQ audits improvement Over-the-air updates enable Enables economies of Auto qualification accelerates performance capability and safety scale required for transition of OEM partners to series upgrades over time enhanced unit economics production across the industry 14LANDMARK AUTOMOTIVE PRODUCTION WIN WITH VOLVO Volvo, a global leader in automotive safety, is setting new safety and technology standards by partnering with Luminar to enable its first fully self-driving technology for 2022E START OF PRODUCTION highways in next-generation production vehicles Leveraging Luminar’s hardware and software for series production also paves the way for future active safety developments Flagship customer de-risks industrialization, enables economies of scale, and accelerates widespread adoption POWER OF DATA INDUSTRIALIZATION Completed Volvo’s Collecting data for continuous software Validates technology and de-risks industrialization comprehensive RFQ audits improvement Over-the-air updates enable Enables economies of Auto qualification accelerates performance capability and safety scale required for transition of OEM partners to series upgrades over time enhanced unit economics production across the industry 14

PROPRIETARY TECH ENABLING INDUSTRY-LEADING PERFORMANCE

BREAKTHROUGH INNOVATIONS

Receiver

Ultra high efficiency, low-cost architecture

Emitter

Proprietary hybridized low-cost 1550nm laser

Scanner

Dynamic scanning with low-mass, auto-grade mirrors

Processor

4th major generation Luminar ASICs, designed from scratch in-house

PROPRIETARY ARCHITECTURE

Luminar Lidar Architecture



InGaAs Receiver & ASIC (2x)
1550nm Laser
Dual-Axis Scanner

Traditional Lidar Architecture (Spinning Turret)



Silicon Receivers
905nm Lasers

15

INDUSTRY-LEADING PERFORMANCE UNLOCKING SAFE AUTONOMY INDUSTRY-LEADING PERFORMANCE Delivering the range and resolution performance expected to safely unlock 300 hands-off and eyes-off highway driving 250 SAFETY AT HIGH SPEEDS 200 Luminar technology detects dark objects up to 150 250m away, providing 7 seconds of reaction time while traveling at 65 miles per hour 100 50 Next best resolution to reliably detect dark objects only has a range of 45m, providing only 1 second of reaction time 0 0 50 100 150 200 250 RANGE Meters, 5% Reflectivity (Dark Objects) 16 16 Note: All data sourced from company spec sheets & physics. OEM requirement based on Luminar's assessment of OEM RFIs. MAX RESOLUTION Point Density (on Horizon): Pixels/Degree²INDUSTRY-LEADING PERFORMANCE UNLOCKING SAFE AUTONOMY INDUSTRY-LEADING PERFORMANCE Delivering the range and resolution performance expected to safely unlock 300 hands-off and eyes-off highway driving 250 SAFETY AT HIGH SPEEDS 200 Luminar technology detects dark objects up to 150 250m away, providing 7 seconds of reaction time while traveling at 65 miles per hour 100 50 Next best resolution to reliably detect dark objects only has a range of 45m, providing only 1 second of reaction time 0 0 50 100 150 200 250 RANGE Meters, 5% Reflectivity (Dark Objects) 16 16 Note: All data sourced from company spec sheets & physics. OEM requirement based on Luminar's assessment of OEM RFIs. MAX RESOLUTION Point Density (on Horizon): Pixels/Degree²

AUTOMOTIVE LIDAR REQUIREMENTS

- Range
- Resolution
- Fidelity
- Frame Rate
- Field of View
- Weather Agnostic
- Limited Interference
- Eye Safety
- Exportability
- Supply Chain Security
- Assembly Time
- Scalable Architecture
- Auto-Grade Reliability
- Cost

17

ONLY LIDAR MEETING ALL KEY OEM REQUIREMENTS FOR AUTONOMY

	OEM Spec Requirement[1] *(For Autonomy)*	LUMINAR	Other lidar Companies: Company A *(Product 1)*	Company A *(Product 2)*	Company B	Company C	Company D
Product Stage	Production	**Series Production Ready**	Test Vehicles (Robo-taxi)	Test Vehicles (Robo-taxi)	Delayed Series Production (ADAS)	**Series Production (ADAS)**	Test Vehicles (Robo-taxi)
Range Performance (@5% Reflectivity)	> 200m	**> 250m**	70m	22m	120m / 35m (Configurable)	35m	140m
Max Resolution (pts/deg² @10Hz)	> 200	**> 300**	45	3	25 / 100 (Configurable)	3	30
Field of View	>100° x 30°	**120° x 30°**	**360° x 40°**	**360° x 30°**	**115° x 25°**	145° x 3°	**360° x 40°**
Performance in Poor Weather	> 200m in Rain & Snow	**Yes**	No	No	No	No	No
Interference (Sunlight, lidar)	None	**None**	Partially Blinded	Partially Blinded	Partially Blinded	Partially Blinded	Partially Blinded
Auto-Grade	Auto Grade Capable	**Yes**	No	No	Undemonstrated	**Yes**	No
Cost	Low BoM & Assembly Cost	**1 Laser, 2 Receivers**	128 Lasers, 128 Receivers	16 Lasers, 16 Receivers	6 Lasers, 6 Receivers	4 Lasers, 4 Receivers	64 Lasers, 64 Receivers
Commercial Perception Software	Yes	**Yes**	No	No	Basic Functions Only	**Yes**	No

Note: All data sourced from company spec sheets & physics.
[1] Based on Luminar's assessment of OEM RFIs.

18

EDGE CASES Ball in road Highway View the presentation at www.luminartech.com/investors to watch videos 19EDGE CASES Ball in road Highway View the presentation at www.luminartech.com/investors to watch videos 19

INCLEMENT WEATHER PERFORMANCE Cross Traffic 191m Rain Snow Fog 20INCLEMENT WEATHER PERFORMANCE Cross Traffic 191m Rain Snow Fog 20

MAINTAINING AND ACCELERATING COMPETITIVE ADVANTAGE

COMPREHENSIVE IP STRATEGY

- ***Patent Portfolio***
- ***Trade Secrets***
- ***Third Party IP Exclusivity***
- ***Confidentiality Agreements***

R&D AND BUSINESS STRATEGY

- ***Specialized Team***
- ***Proprietary Software***
- ***Supply Chain Exclusivity***
- ***Commercial Partner Wins***

LEADING LIDAR PATENT PORTFOLIO



SOFTWARE
SYSTEM
EMITTER
SCANNER
RECEIVER
94 Issued / Allowed Patents
174
80 Pending
6 Allowed
88 Issued
LUMINAR
47
Company D
Company C
Company B
Company A
Selected Companies (Aggregate Issued)

Source: United States Patent and Trademark Office and Luminar data. Data as of 9/1/20.

21

AUTONOMOUS VEHICLE LANDSCAPE Luminar is the only company capable of powering passenger vehicle highway autonomy $30,000 $30,000 (Mar-20) $19,000 $15,000 (May-19) $7,250 (Jul-19) $7,250 $5,000 (April-19) $4,000 (Sep-19) NA $2,900 $3,020 $3,000+ NA (Aug-20) (Feb-19) (Feb-20) $2,500 $1,500 (Jun-20) $593 (Jul-20) PASSENGER VEHICLES ROBOTAXI (Consumer application, highway focus) (Ridesharing application, urban focus) 22 Source: Company filings, press releases, Pitchbook, Financial Times (Waymo) VALUATION ($M)AUTONOMOUS VEHICLE LANDSCAPE Luminar is the only company capable of powering passenger vehicle highway autonomy $30,000 $30,000 (Mar-20) $19,000 $15,000 (May-19) $7,250 (Jul-19) $7,250 $5,000 (April-19) $4,000 (Sep-19) NA $2,900 $3,020 $3,000+ NA (Aug-20) (Feb-19) (Feb-20) $2,500 $1,500 (Jun-20) $593 (Jul-20) PASSENGER VEHICLES ROBOTAXI (Consumer application, highway focus) (Ridesharing application, urban focus) 22 Source: Company filings, press releases, Pitchbook, Financial Times (Waymo) VALUATION ($M)

DATA STRATEGY FOR SCALE

AV Robo-Taxi Data Strategy

One city at a time…
Billions have been invested in urban-focused self-driving, looking to tackle the most difficult autonomy domain.

Infrastructure and development fleet expansion is focused on one city at a time, which requires an extremely high investment and is not scalable for series production.



Waymo
Argo
Cruise
Aurora
Uber
600
400
200
0
Waymo
Uber
Cruise
Argo
Aurora
# of vehicles (2020E)

Fleet sizes from media reporting, public filings, investor presentations and general web articles

Luminar's Data Strategy

Leveraging Scale of Passenger Vehicles
Deploying global consumer and commercial highway autonomy with Luminar partners enables effective data collection for autonomy at unprecedented scale, further improving software safety and functionality over time.

By 2025E, up to

~1,000,000

Vehicles Collecting Data Globally
(cumulative)

LUMINAR

23

DELIVERING FULL STACK HIGHWAY AUTONOMY

Luminar's proprietary software is purpose-built to unlock its full lidar capabilities, delivering a turn-key solution that accelerates the ability for OEMs to deliver high-speed highway autonomy at commercial series production scale

- Smooth and safe maneuvers powered by confident perception
- Reliable detection and classification at long distances, provide more time at high highway speeds for planning and decision making
- Over-the-air (OTA) performance upgrades enabled by software
- Access to data accelerates software development and functionality

FULL STACK HIGHWAY PRODUCT

Lidar	Perception	Decision Making & Path Planning
LUMINAR	LUMINAR	LUMINAR & OEMs



Semantic Segmentation



Object Detection & Classification



Land & Road Tracking



Instant Velocity



Configurable Field Coverage



24

DEEP DIVE: PERCEPTION SOFTWARE

To deliver highway automation and proactive safety, a vehicle needs to:



Understand the complete scene, in any environment

SEMANTIC SEGMENTATION

Assigns a "type" to each object in a scene: examples include driveable road, non-driveable space, lanes, etc

Luminar value add: the unique ability to understand a complete scene in 3D in one single sensor



Detect and classify objects at long distance, in all lighting and weather conditions

OBJECT DETECTION & CLASSIFICATION

Detect objects in a scene, at a long distance, and classify those objects as vehicle, pedestrians, and cyclists

Luminar value add: provides more time at high highway speeds for planning and decision making at night and in inclement weather/environments



Track lane and road markings, identifying driveable and non-driveable space

LANE & ROAD TRACKING

Detects and classifies lane markings and road edges; classifies single, double, dotted and dashed lines; assigns objects a lane ID, even in the absence of lane markings

Luminar value add: provides information for path planning and decision making; extends road and lane capture beyond the ability of headlights, a failsafe operation if headlights are not functioning properly

25

POWERING HIGHWAY AUTONOMY AND PROACTIVE SAFETY

Luminar enables automakers to provide greater value to consumers and save lives

HIGHWAY AUTONOMY



Luminar's full-stack solution accelerates the ability for OEMs to deliver high-speed highway autonomy at production scale

With software updates over-the-air, performance upgrades can be provided, including the expansion of operational domains

This is bolstered by our analysis and training from an ever-growing data lake that includes comprehensive representations of edge cases

PROACTIVE SAFETY

ADAS enhanced by Luminar provides higher confidence detection, faster and farther than camera and radar, enabling proactive collision avoidance at all speeds

Luminar proactive safety could decrease the current reported collision occurrence rates by up to **7X**[1]

This presents an opportunity to subsidize and standardize Luminar products with OEMs through reduced insurance rates

In 2019, AAA warned that pedestrian detection systems don't work when needed most

89%	60%	80%
collision occurrence: child pedestrian	collision occurrence: adult pedestrian	collision occurrence: two adults roadside

The study of four sedans, including Tesla, pedestrian detection with Automatic Emergency Braking was tested at 20 mph resulted in the above

Source: Oct. 2019, Automated Emergency Braking with pedestrian detection, American Automobile Association, Inc.

[1] Based on relevant NCAP test scenarios and Luminar simulation.

26

AAA Pedestrian Detection ADAS Testing 27 View the presentation at www.luminartech.com/investors to watch videos Source: https://newsroom.aaa.com/2019/10/aaa-warns-pedestrian-detection-systems-dont-work-when-needed-most/AAA Pedestrian Detection ADAS Testing 27 View the presentation at www.luminartech.com/investors to watch videos Source: https://newsroom.aaa.com/2019/10/aaa-warns-pedestrian-detection-systems-dont-work-when-needed-most/

PROACTIVE SAFETY ENABLES INSURANCE OPPORTUNITY ● Substantial safety improvement from Luminar’s Proactive Safety solution could cut cost of insurance to partially or fully subsidize product cost ● Potential to accelerate standardization of Luminar lidar and software across the industry ● This upside opportunity is not included in Luminar’s current financial forecast $ Unlocking attractive Allowing OEMs to own the Collecting, supplying and economics through subsidizing entire vehicle life-cycle; analysing insurance-related or standardizing Luminar streamlining the customer data products with OEMs experience = Creating a partnership Transparency in the total cost Aligning insurance with the ecosystem comprised of current of car ownership actual use and application forward-looking insurance providers/new entrants 28PROACTIVE SAFETY ENABLES INSURANCE OPPORTUNITY ● Substantial safety improvement from Luminar’s Proactive Safety solution could cut cost of insurance to partially or fully subsidize product cost ● Potential to accelerate standardization of Luminar lidar and software across the industry ● This upside opportunity is not included in Luminar’s current financial forecast $ Unlocking attractive Allowing OEMs to own the Collecting, supplying and economics through subsidizing entire vehicle life-cycle; analysing insurance-related or standardizing Luminar streamlining the customer data products with OEMs experience = Creating a partnership Transparency in the total cost Aligning insurance with the ecosystem comprised of current of car ownership actual use and application forward-looking insurance providers/new entrants 28

LUMINAR'S CURRENT & TARGET PARTNER ECOSYSTEM

50 current commercial partners represent ~75% of target passenger vehicle, trucking and robo-taxi ecosystem

	PASSENGER VEHICLE	TRUCKING	ROBO-TAXI	ADJACENT MARKETS
LUMINAR Partners	7 of Top 10 OEMs	Most Major Programs	Most Major Programs	Diverse Cross-Section
Target Ecosystem	TOYOTA, VOLVO, DAIMLER, NISSAN, Audi, GM, Ford, FCA, JAGUAR, LAND ROVER, SAIC, HYUNDAI, RIVIAN, HONDA, NIO	Ike, TORC / DAIMLER, NIKOLA, VOLVO TRUCKS, Kodiak, tusimple, PACCAR, EMBARK	TOYOTA RESEARCH INSTITUTE, cruise, MOBILEYE, intel, NVIDIA, Uber, ARGO, Motional, Tier IV, WeRide, ZOOX	*Aerospace/Defense*, *Construction/Mining*, *Agriculture*, *Smart City*

29

PARTNERED WITH MOST MAJOR AV TRUCKING PROGRAMS Leveraging the same Luminar Highway Autonomy hardware/software products and economies of scale from passenger vehicles for long-haul commercial trucking 30 Source: https://medium.com/ike-blog/powered-by-ike-e0722bfc5dd2PARTNERED WITH MOST MAJOR AV TRUCKING PROGRAMS Leveraging the same Luminar Highway Autonomy hardware/software products and economies of scale from passenger vehicles for long-haul commercial trucking 30 Source: https://medium.com/ike-blog/powered-by-ike-e0722bfc5dd2

REGULATORY OVERVIEW US federal law permits all levels of autonomy in passenger vehicles and trucks, provided they are safe and meet the federal motor vehicles safety standards. Current requirements for occupant safety, seating and instrumentation, however, will be a challenge for many robo-taxi concepts until those standards are adapted. Trucks must also remain compliant with US motor carrier regulations, particularly hours of service rules. US states, who regulate the actual operation of all vehicles on their roads, are largely permissive of autonomous functionality up to Level 4. Notably, however, California still has certain vehicle registration requirements around higher levels of autonomy and New York state continues to require a driver to keep one hand on the wheel. 31 Source: https://www.transportation.gov/AV; https://www.fmcsa.dot.gov/research-and-analysis/technology/review-federal-motor-carrier-safety-regulations- automated; https://en.wikipedia.org/wiki/United_States_Capitol#/media/File:US_Capitol_west_side.JPG photo by Martin FalbisonerREGULATORY OVERVIEW US federal law permits all levels of autonomy in passenger vehicles and trucks, provided they are safe and meet the federal motor vehicles safety standards. Current requirements for occupant safety, seating and instrumentation, however, will be a challenge for many robo-taxi concepts until those standards are adapted. Trucks must also remain compliant with US motor carrier regulations, particularly hours of service rules. US states, who regulate the actual operation of all vehicles on their roads, are largely permissive of autonomous functionality up to Level 4. Notably, however, California still has certain vehicle registration requirements around higher levels of autonomy and New York state continues to require a driver to keep one hand on the wheel. 31 Source: https://www.transportation.gov/AV; https://www.fmcsa.dot.gov/research-and-analysis/technology/review-federal-motor-carrier-safety-regulations- automated; https://en.wikipedia.org/wiki/United_States_Capitol#/media/File:US_Capitol_west_side.JPG photo by Martin Falbisoner

ROBUST PARTNER FUNNEL ROBUST PIPELINE • Luminar is working closely with its partner base to transition programs through the validation and advanced development stages towards series production following the win with Volvo • Working with our partners to convert an additional 8 programs to series production over next 24 months (1) CURRENT PARTNER FUNNEL BY STAGE 2025E REVENUE MIX BY PARTNER TYPE 9% 24 VALIDATION 6% ADVANCED DEVELOPMENT 10 CONTRACT 15% SERIES 2 PRODUCTION WIN 70% (Undisclosed) PASSENGER VEHICLE TRUCKING ROBO-TAXI ADJACENT MARKETS Source: Luminar data. 32 1 Partner funnel excludes 14 adjacent market partners.ROBUST PARTNER FUNNEL ROBUST PIPELINE • Luminar is working closely with its partner base to transition programs through the validation and advanced development stages towards series production following the win with Volvo • Working with our partners to convert an additional 8 programs to series production over next 24 months (1) CURRENT PARTNER FUNNEL BY STAGE 2025E REVENUE MIX BY PARTNER TYPE 9% 24 VALIDATION 6% ADVANCED DEVELOPMENT 10 CONTRACT 15% SERIES 2 PRODUCTION WIN 70% (Undisclosed) PASSENGER VEHICLE TRUCKING ROBO-TAXI ADJACENT MARKETS Source: Luminar data. 32 1 Partner funnel excludes 14 adjacent market partners.

PRODUCT INDUSTRIALIZATION

INSOURCED: DEVELOPMENT PHASE

Engineering Development → Rapid Prototyping (*A Samples*) → Process Maturation Enabling Transfer (*B Samples*)

LUMINAR

OUTSOURCED: PRODUCTION PHASE

Supplier & Line Qualification (*C, D Samples*) → Ramp to Volume (*Series Production*)

CM, Tier N

IN-HOUSE VALUE-ADD

- Co-Location with R&D, Closed-Loop Design Cycle and DFM
- Assembly and Test Process Development
- Fixed Cost, Manage Change, Faster Cycle Time
- Expertise, IP Protection, Optimization



OUTSOURCE VALUE-ADD

Leveraging global spend to efficiently scale, resource and reduce cost and risk



MEXICO
Final sensor assembly



THAILAND
Key component manufacturing

33

IRIS – ANTICIPATED VOLUME PRODUCTION TIMELINE

BUILDING A GLOBAL ECOSYSTEM

- Internally developed manufacturing IP enables flexibility for scaling of production with multiple partners (i.e., CMs and/or Tier 1s)
- Leveraging global supply chain expertise to bring leading technology to market efficiently



2020
2021
2022
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
ENGINEERING
A Sample Builds
ADVANCED MANUFACTURING
Iris Pilot Line
B Sample Production
process transfer
LEAD CM
DFx, Supply Chain Development & Manufacturing Engineering
Tool-Up Sub-assembly PPAPS
C Sample Production
D Sample Production
Iris PPAP
Series Production

34

FINANCIAL OVERVIEWFINANCIAL OVERVIEW

FINANCIAL HIGHLIGHTS

COMMENTARY

- Revenue primarily driven by automotive series production programs, commencing in 2022E
- This can be broken down into three sources:
  - Base lidar hardware only
  - ADAS proactive safety solution (lidar HW + SW)
  - Highway autonomy solution (lidar HW + SW)
- Over 90% of 2025E revenue expected to be from existing partner base
  - Growth driven by development programs transitioning to series production
  - Two programs already made this leap with Luminar in 2020
  - Working with our partners to convert an additional 8 programs to series production over next 24 months (~4 programs forecasted on weighted probability of occurrence)
- Opportunity to standardize Luminar's technology across an OEM partners' entire production base
- Prior to series production in 2022E revenue primarily sourced from:
  - Test and development unit sales
  - NRE revenue / other

REVENUE ($M)



Hardware
Software
$15
$26
$35
$124
$418
$837
2020E
2021E
2022E
2023E
2024E
2025E
~$1B
Forward-Looking Order Book[1]
~$10B

SENSOR UNIT SALES (000s)



0.1
0.4
0.8
31.3
278.1
633.6
2020E
2021E
2022E
2023E
2024E
2025E

[1] Luminar estimate of forward-looking order book reflects cumulative projected future sales of hardware and software over the life of a program based upon Luminar's estimates of volumes and pricing.

36

FINANCIAL HIGHLIGHTS (CONT’D) COMMENTARY GROSS PROFIT ($M) 64% % Margin 61% • Capital-light model with near-term commercialization 51% 35% 22% – Focused on nearer-term business opportunities with OEMs to drive $531 growth & economies of scale $254 $63 $6 $12 – Does not require billions for R&D and CapEx like other autonomous technology companies ($7) 2020E 2021E 2022E 2023E 2024E 2025E • Scalable business model – Same HW and SW products across entire partner base EBITDA ($M) – Contract manufacturing labor outsourced for series production % Margin 44% 30% – Gross margin rapidly increases as manufacturing & tooling 0.4 $365 overhead amortized over production volumes, further enhanced 0.2 with reduced BoM cost $126 0 -0.2 – Operating leverage from relatively fixed cost base and SG&A -0.4 ($61) ($250) ($51) -0.6 • Exponential improvements in BoM from scale and VAVE ($90) ($88) 2020E 2021E 2022E 2023E 2024E 2025E – Core IRIS BoM estimated at <$500 / unit in series production – Long-term target <$100 with next-gen components at greater EBITDA LESS CAPEX ($M) scale – Enables lower ASPs to drive greater unit volumes and widespread $343 standardization $109 • Large strategic investments being made with new capital – Core business requires ~$250M to cash flow positive – Planning to invest an additional ~$150M to develop full-stack ($67) ($91) ($116) ($121) highway autonomy and proactive safety software 2020E 2021E 2022E 2023E 2024E 2025E 37 37FINANCIAL HIGHLIGHTS (CONT’D) COMMENTARY GROSS PROFIT ($M) 64% % Margin 61% • Capital-light model with near-term commercialization 51% 35% 22% – Focused on nearer-term business opportunities with OEMs to drive $531 growth & economies of scale $254 $63 $6 $12 – Does not require billions for R&D and CapEx like other autonomous technology companies ($7) 2020E 2021E 2022E 2023E 2024E 2025E • Scalable business model – Same HW and SW products across entire partner base EBITDA ($M) – Contract manufacturing labor outsourced for series production % Margin 44% 30% – Gross margin rapidly increases as manufacturing & tooling 0.4 $365 overhead amortized over production volumes, further enhanced 0.2 with reduced BoM cost $126 0 -0.2 – Operating leverage from relatively fixed cost base and SG&A -0.4 ($61) ($250) ($51) -0.6 • Exponential improvements in BoM from scale and VAVE ($90) ($88) 2020E 2021E 2022E 2023E 2024E 2025E – Core IRIS BoM estimated at <$500 / unit in series production – Long-term target <$100 with next-gen components at greater EBITDA LESS CAPEX ($M) scale – Enables lower ASPs to drive greater unit volumes and widespread $343 standardization $109 • Large strategic investments being made with new capital – Core business requires ~$250M to cash flow positive – Planning to invest an additional ~$150M to develop full-stack ($67) ($91) ($116) ($121) highway autonomy and proactive safety software 2020E 2021E 2022E 2023E 2024E 2025E 37 37

ILLUSTRATIVE UNIT ECONOMICS (CPV) AND MARGINAL COST

ADDRESSABLE CONTENT PER VEHICLE (PASSENGER)



$3,000
$2,000
$1,000
$0
Highway Autonomoy
Proactive Safety
Hardware & Software

- Higher CPV potential for CVs, robo-taxi and adjacent markets
- 3-4 sensors per vehicle opportunity for certain applications
- Excludes any potential benefit from insurance, system level hardware/software and data collection
- Typical OEM trim package pricing of $3-8k per vehicle for Highway Autonomy. Proactive Safety has opportunity to be standard on vehicles

MARGINAL COST PER SALE



$3,000
$2,000
$1,000
$0
2025E
2030E Target
BOM
Assembly (Contract Manufacturing)
Other

- Same HW/SW and cost for Highway Autonomy and Proactive Safety
- Includes material cost and contract manufacturer cost per unit
- Includes warranty and QMS cost per unit
- Excludes manufacturing overhead as well as SG&A and R&D

38

ILLUSTRATIVE PATH TO $2.5+ BILLION EBITDA

2030E TARGETS

~4%[1]
Target Vehicle Penetration Rate

50%+
EBITDA Margin Opportunity

~$60B
Target Forward-Looking Order Book

ILLUSTRATIVE OPPORTUNITY ($B)



Passenger & Commercial Vehicle
Robo-taxi
Adjacent Markets
~$5
$2.5+
Revenue
EBITDA

Source: Luminar data.
[1] Based on passenger and commercial vehicle, robo-taxi and adjacent market opportunities, including a subset of programs with multi-sensor configurations.

39

TRANSACTION OVERVIEWTRANSACTION OVERVIEW

TRANSACTION OVERVIEW (1) TRANSACTION STRUCTURE • Business combination between Luminar Technologies, Inc. (“Luminar”) and Gores Metropoulos, Inc. (Nasdaq: GMHI) (“Gores Metropoulos” or “GM”), a publicly-traded special purpose acquisition company • $170 million financing directly into Luminar (the “Series X Financing”) which was fully committed at transaction signing (August 24, 2020) and funded immediately, anchored by top tier institutional investors including Alec Gores, Van Tuyl Companies, Peter Thiel, Volvo Cars Tech Fund, Crescent Cove, Moore Strategic Ventures, Nick & Jill Woodman and VectoIQ • Post-closing, company will retain the Luminar name and be listed on Nasdaq under the new ticker symbol “LAZR” • Expected to close in Q4 2020E VALUATION • Fully diluted pro forma equity value of ~$3.4 billion (assuming $488 million in net cash at closing) • Existing Luminar shareholders will roll the entirety of their existing equity holdings into the combined company and are expected (2) to receive ~80% of the pro forma equity CAPITAL STRUCTURE • Funded by a combination of GM cash held in a trust account, and proceeds from the Series X Financing (2) • Transaction will result in $520 million of cash on the balance sheet to fund growth 1 Existing Luminar shareholders to receive an earnout to vest over 6 share price hurdles (approximately 4.3M shares at each of the following share prices): $13.00, $16.00, $19.00, $22.00, $25.00, $28.00. 2 41 Assumes no redemptions by GM’s existing public shareholders and before impact of warrants and earnout. Pro forma ownership of 80% excludes Series X investment.TRANSACTION OVERVIEW (1) TRANSACTION STRUCTURE • Business combination between Luminar Technologies, Inc. (“Luminar”) and Gores Metropoulos, Inc. (Nasdaq: GMHI) (“Gores Metropoulos” or “GM”), a publicly-traded special purpose acquisition company • $170 million financing directly into Luminar (the “Series X Financing”) which was fully committed at transaction signing (August 24, 2020) and funded immediately, anchored by top tier institutional investors including Alec Gores, Van Tuyl Companies, Peter Thiel, Volvo Cars Tech Fund, Crescent Cove, Moore Strategic Ventures, Nick & Jill Woodman and VectoIQ • Post-closing, company will retain the Luminar name and be listed on Nasdaq under the new ticker symbol “LAZR” • Expected to close in Q4 2020E VALUATION • Fully diluted pro forma equity value of ~$3.4 billion (assuming $488 million in net cash at closing) • Existing Luminar shareholders will roll the entirety of their existing equity holdings into the combined company and are expected (2) to receive ~80% of the pro forma equity CAPITAL STRUCTURE • Funded by a combination of GM cash held in a trust account, and proceeds from the Series X Financing (2) • Transaction will result in $520 million of cash on the balance sheet to fund growth 1 Existing Luminar shareholders to receive an earnout to vest over 6 share price hurdles (approximately 4.3M shares at each of the following share prices): $13.00, $16.00, $19.00, $22.00, $25.00, $28.00. 2 41 Assumes no redemptions by GM’s existing public shareholders and before impact of warrants and earnout. Pro forma ownership of 80% excludes Series X investment.

PRO FORMA EQUITY OWNERSHIP

SOURCES ($M)

GM SPAC Cash in Trust[1]	$400
Series X Investment	$170
Seller Rollover[2]	$2,718
Total Sources	**$3,288**

PRO FORMA VALUATION

Share Price	$10.00
x PF FD Shares Outstanding (M)[3]	338.8
Market Cap ($M)	$3,388
Less: Net Cash ($M)[4]	$488
Enterprise Value ($M)	**$2,900**

USES ($M)

Seller Rollover[2]	$2,718
Proceeds to Luminar[1]	$520
Total Deal Expenses	$50
Total Uses	**$3,288**

PRO FORMA OWNERSHIP[2][3][5]



GM Sponsor
3.0%
Series X Investors
5.0%
GM Stockholders
11.8%
Seller Rollover
80.2%

[1] Assumes no Gores Metropoulos stockholder has exercised its redemption rights to receive cash from the trust account. This amount will be reduced by the amount of cash used to satisfy any redemptions.
[2] Excludes impact of aggregate exercise price associated with existing Luminar options and warrants.
[3] Based on fully diluted shares outstanding assuming net share settle of existing Luminar options and warrants at pro forma $10.00 share price.
[4] Assumes ~$32M net debt prior to Transaction and ~$520M of net proceeds to be added to Luminar's balance sheet.
[5] Assumes a nominal share price of $10.00. Ownership excludes impact of warrants and earn-out.

42

FUTURE GROWTH AND MARGIN PROFILE COMPARES FAVORABLY WITH PEERS



2019A – 2022E REVENUE CAGR
Overall median: 26.4%
Median: 14.8%
Median: 51.5%
Median: 29.1%
187.0%
LUMINAR
2022-2025
23.7%
NVIDIA
6.0%
XILINX
65.1%
Velodyne LiDAR
2021-2024
51.5%
2014-2017
6.9%
Ambarella
165.9%
NIKOLA
2022-2025
29.1%
TESLA
5.8%
CREE
2019A – 2022E AVERAGE GROSS MARGIN
Overall median: 55.9%
Median: 66.5%
Median: 59.9%
Median: 21.0%
52.6%
LUMINAR
2022-2025
68.1%
XILINX
64.9%
NVIDIA
75.0%
2014-2017
59.9%
Ambarella
52.0%
Velodyne LiDAR
2021-2024
32.4%
CREE
21.0%
NIKOLA
2022-2024
20.1%
TESLA
2019A – 2022E AVERAGE EBITDA MARGIN
Overall median: 18.9%
Median: 37.8%
Median: 21.8%
Median: 11.8%
43.7%
LUMINAR
2025
44.1%
NVIDIA
31.6%
XILINX
51.2%
2014-2017
21.8%
Velodyne LiDAR
2024
6.9%
Ambarella
16.1%
TESLA
11.8%
NIKOLA
2025
11.1%
CREE
Computing Platforms
Vision-based
Disruptive Autotech

Note: Market data as of September 29, 2020. Mobileye 2014 - 2017 Revenue CAGR representative of 3-year CAGR from 2014A to 2017E on March 10, 2017; average Gross and EBITDA margins representative of 2014A - 2017E.
Source: Factset, Company filings.

43

VALUATION BENCHMARKING



EV / CY2021E (CY+1) REVENUE
Overall median: 8.9x
Median: 12.7x
Median: 13.7x
Median: 8.3x
3.5x
LUMINAR
2025
17.9x
NVIDIA
7.4x
XILINX
21.7x
2017
5.8x
Ambarella
10.4x
TESLA
6.2x
CREE
EV / CY+4 REVENUE
5.9x
Velodyne LIDAR
2024
2.0x
NIKOLA
2024
EV / CY2021E (CY+1) EBITDA
Overall median: 40.0x
Median: 30.7x
Median: 54.5x
7.9x
LUMINAR
2025
38.1x
NVIDIA
23.3x
XILINX
40.0x
2017
NM
Ambarella
59.6x
TESLA
49.4x
CREE
EV / CY+4 EBITDA
30.6x
NIKOLA
2024
27.3x
Velodyne LIDAR
2024
Computing Platforms
Vision-based
Disruptive Autotech

Note: Luminar multiples reflect valuation at time of announcement ($2.9bn enterprise value). Market data as of September 29, 2020. Multiples less than 0.0x and over 80.0x considered "NM". Mobileye 2017 reflects 2017E multiples at pre-announcement unaffected trading price as of March 10, 2017.
Source: Factset, Company filings.

44

TRANSACTION REPRESENTS ATTRACTIVE DISCOUNT TO PEERS

Key Inputs and Assumptions

- The applied range of EBITDA multiples are centered around the median of Luminar's peer group 40.0x 2021 EBITDA, with sensitivity built in on both the high and low ends.
- Implied Future Enterprise Value calculated by applying a range of multiples to Luminar's 2025E EBITDA. That Implied Future Enterprise Value is discounted four years back at a 20% rate to arrive at an Implied Current Enterprise Value.



$16,060
$13,140
36.0x – 44.0x 2025E EBITDA
Implied Future Enterprise Value
$7,745
$6,337
36.0x – 44.0x 2025E EBITDA
Implied Current Enterprise Value
$2,900
7.9x 2025E EBITDA
Post-Money Enterprise Value

Source: Factset, Company filings.

45

BUILDING THE FUTURE OF TRANSPORTATION © 2020 Luminar Technologies, Inc. All Rights Reserved BUILDING THE FUTURE OF TRANSPORTATION © 2020 Luminar Technologies, Inc. All Rights Reserved